

Mail Stop 3561

July 30, 2009

Via U.S. Mail

Marco G. Desanto, Esq.
DCFS USA LLC
36455 Corporate Drive
Farmington Hills, MI 48331-3552

> **Re: Daimler Retail Receivables LLC**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 15, 2009**
> **File No. 333-159281**

Dear Mr. Desanto:

   We received your response to our prior comment letter to you dated June 11, 2009 and have the following additional comments.

Registration Statement on Form S-3

<u>General</u>

1. While we note your response to our prior comment 2, please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

2. As applicable, please revise your disclosure to reflect that you will file all finalized agreements simultaneously with or prior to the filing of the final prospectus.

Prospectus Supplement

General

3.   We note your response to our prior comment 7. Please provide bracketed disclosure to confirm that you will disclose the nature of any loan modifications and provide data regarding how many loans have been modified by each category, if applicable. Please also advise the staff what you consider a "de minimis amount."

The Receivables Pool, page S-20

4.   We note your response to our prior comment 18 and reissue in part. Please provide bracketed disclosure in which you indicate that you will disclose statistical information for the final asset pool in accordance with Regulation AB.

Affiliations and Related Transactions, page S-36

5.   We note your response to our prior comment 8. Please revise to clearly state that you will provide all information required by Item 1119 of Regulation AB, including information related to servicers, trustees, originators, significant obligors and credit enhancement providers. Refer to Item 1119(a) of Regulation AB.

Annex II

6.   We note your response to our prior comment 15 and reissue in part. Please further revise to clearly define the term "eligible collateral" on page A-11-1.

The Sponsor and Servicer, page 19

7.   While we note your response to our prior comment 27, we reissue in part. Please revise to provide a more detailed narrative discussion of the sponsor's experience in and procedures for originating or acquiring and securitizing assets of the type included in the current transaction. As DCFS USA has been in the business of purchasing installment sales contracts and installment loans since 2007, revise to briefly describe the volume and growth of DCFS USA's portfolio. Also revise the disclosure on pages S-34 and S-35 accordingly.

Underwriting, page 20

8.   We note your response to our prior comment 29. Because the loan amount may be in excess of the retail price of the vehicle, it appears that the exact amounts uncollateralized by vehicles would be material to investors. Please revise or tell

us why it is not necessary. Also revise the risk factor which begins with "The sale of a financed vehicle securing a defaulted receivable…" on page 9 to disclose the risks of underwriting vehicle loans where the loan amounts may represent more than the purchase price of the vehicles, including disclosure to quantify the approximate amount of the excess as a percentage and in dollars. Finally, make corresponding changes in the summary.

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As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any questions.

Regards,

Lauren Nguyen
Attorney-Adviser

cc: Eric A. Lowe, Esq.
        Sidley Austin LLP
        Fax: (415) 772-7400